EXHIBIT 99.1

The following map sets forth the Company’s claims on the El Capitan Property as of September 30, 2011.  The outside perimeter of the map represents the boundary of the Company’s 140 lode claims filed with the BLM, totaling approximately 2800 acres, and the enclosed areas within the perimeter represent the boundaries of the Company’s 4 patented claims, totaling approximately 77.5 acres.

Lode Claims
Boundary Line
Patented Claims
Boundary Lines
North